
October 1, 2024

Michael Cotoia
Chief Executive Officer
Toro CombineCo, Inc.
275 Grove Street
Newton, Massachusetts 02466

>   **Re: Toro CombineCo, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed September 26, 2024**
>   **File No. 333-280529**

Dear Michael Cotoia:

    We have reviewed your amended registration statement and have the following comments.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4
Risk Factors
NewCo does not expect to employ its Chief Executive Officer ..., page 83

1.   We note that Gary Nugent, who is expected to serve as NewCo's Chief Executive Officer following the closing of the Transactions, is expected to remain employed by an affiliate of Informa and will provide services to NewCo under a secondment agreement. Please revise to:
    • highlight this arrangement earlier in your registration statement, such as on your cover page and summary;
    • clarify the affiliate of Informa with which Mr. Nugent will enter into an employment agreement with. In this regard, on page 337 you state that Mr. Nugent will enter into an employment agreement with ISSI and later state he will serve as the CEO of the Informa Tech Digital Business;
    • provide an easily understandable definition and explanation of "secondment

   agreement";

   • provide a comprehensive discussion of any actual or perceived conflicts of
     interest that may arise from this arrangement, including a discussion of any
     competing fiduciary duties Mr. Nugent may have, and discuss how these conflicts
     will be resolved;

   • disclose how many hours per week Mr. Nugent is expected to work for each of the
     affiliate of Informa and NewCo; and

   • enhance your risk factor discussion to discuss risks resulting from this arrangement.

Signatures, page II-6

2.   We note that Michael Cotoia has signed the registration statement in his individual
      capacity as a director. Please note that the registration statement must be signed by your
      principal executive officer. If Mr. Cotoia also signed the registration statement in his
      capacity as the company's principal executive officer, please revise to indicate this and
      any other capacity in which he has signed the registration statement. See Instructions 1
      and 2 to Signatures of Form S-4.

      Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please
contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any
other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Technology

cc: Andrew Alin